Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, on 27 December 2018, the Company and certain subsidiaries of CSAH have renewed the Media Services Framework Agreement and the Catering Services Framework Agreement, both for a term of three financial years commencing from 1 January 2019.

As the applicable percentage ratios (other than the profits ratio) for each of the Continuing Connected Transaction Agreements are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under each of the Continuing Connected Transaction Agreements are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, the Company renewed several continuing connected transactions between the Company and certain subsidiaries of CSAH in order to comply with the Listing Rules. Details of the same are set out below:

1.	MEDIA SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 30 December 2015 in relation to, among other matters, the Existing Media Services Framework Agreement.

As the Existing Media Services Framework Agreement shall soon expire on 31 December 2018 and the transactions contemplated under the Existing Media Services Framework Agreement continue to be entered into on a recurring basis, the Company entered into a new Media Services Framework Agreement on 27 December 2018 (after trading hours) with SACM to renew the media services transaction and extend the term for an additional term of three financial years, commencing from 1 January 2019 to 31 December 2021.

Subject Matter

Pursuant to the Media Services Framework Agreement, SACM Group agrees to continue to provide the following services to the Group:

(1)

exclusive advertising agency services, including the design, production, broadcast and agency of international and domestic screen, print, outdoor and other forms of advertisement (provided that if the design and production of any advertising project cannot meet the requirements set by the Company or the fee quote provided by the SACM Group is higher than the prevailing market prices, SACM Group expressly agrees that it will waive the exclusivity rights in respect of its provision of services for such project and the Group is entitled to choose any competitive independent third party to provide such advertising services);

(2)	the plotting, purchase and production of in-flight TV and movie program agency services;

(3)

channel publicity and production services, including the planning, design, production and broadcast of the promotional programs according to the promotion demand and the promotion plan of the Group, and the broadcast and issuance of such programs in the “CCTV-OUTLOOK” channel and other specified channels;

(4)

public relations services relating to recruitment of airhostesses, including organisation and implementation of promotional recruitment activities and on-site recruitment activities, and the production of promotional advertising programs;

(5)	services relating to the distribution of newspapers and magazines issued by SACM Group within places that the Group services; and

(6)

printing, production and procurement services in relation to media such as thermal boarding passes, including placing orders, tracking order completion status, assisting with inspection upon delivery, collection and payment.

The parties referred in the Media Services Framework Agreement shall include itself and its wholly-owned or controlled subsidiaries. In relation to the rights and obligations of the SACM Group, the SACM Group will have full discretion for the whole process of the selection of media or media agent, negotiation, purchase, execution and supervision, and the SACM Group should take the responsibility to monitor the advertisement, submit the monitoring report and strengthen the supervision on the advertising effect.

Service Fees

The service fees for the media services to be provided to members of the Group by the SACM Group are determined, among others, the prevailing market price. Pricing is based on prevailing market prices and agreed upon between the parties for each transaction via arm’s length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for the same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall follow such prevailing market prices which are assessed by and shall be no less favorable than the terms obtained from independent third parties; or (b) if there are no such prevailing market prices in the same or similar locations, the services to be provided by SACM Group shall be on terms which are no less favorable than the terms which can be obtained by the Group from independent third parties within the PRC market. The Company will fund the services fees wholly by its internal resources.

Historical Figures and Annual Caps

The aggregate historical services fees incurred for the transaction contemplated under the Existing Media Services Framework Agreement were RMB71 million, RMB74 million and RMB91 million for the two financial years ended 31 December 2016 and 2017 and the period from 1 January to 30 November 2018, respectively. The previous annual caps for the Existing Media Services Framework Agreement were set at RMB118.5 million for the three financial years ended 31 December 2016, 2017 and 2018.

The Directors propose that the annual caps for the Media Services Framework Agreement will be RMB150 million, RMB170 million and RMB190 million (excluding tax) for each of the financial years ended 31 December 2019, 2020 and 2021, respectively. In particular, the transaction amounts for in-flight TV and movie program agency services are expected to increase annually by 15% since the Company has fully entrusted SACM to purchase all in-flight TV and movie programs and are committed to the improvement of quality. An annual growth of 10% reflecting the increases in number of flights and number of passengers is also factored into when ascertaining the transaction amounts for the newly-added media printing, production and procurement services.

Reasons for and Benefits of Entering into the Media Services Framework Agreement

The Company is expected to continue to benefit from the renewal of the Media Services Framework Agreement regarding various media services in order to fit the operational needs of the Group. Through the development of the cooperation with SACM in respect of services including the advertising agency, the plotting, purchase and production of in-flight TV and movie program agency, the channel publicity and production services, public relations for recruitment of airhostesses and distribution of newspapers and magazines, the Directors believe that these transactions will help satisfy the operational need of the Group, enhance the level of services and the corporate image of the Group, which will be in the interests of the Company and the shareholders as a whole.

The number of Directors supposed to be present was 6, of which 5 attended in person. The Board approved the Media Services Framework Agreement. Two connected Directors, Mr. Wang Chang Shun and Mr. Zhang Zi Fang, were required to abstain from voting in the Board meeting in respect of the resolution to approve the Media Services Framework Agreement.

2.	CATERING SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 30 December 2015 in relation to, among other matters, the Existing Catering Services Framework Agreement.

As the Existing Catering Services Framework Agreement shall soon expire on 31 December 2018 and the transactions contemplated under the Existing Catering Services Framework Agreement continue to be entered into on a recurring basis, the Company entered into a new Catering Services Framework Agreement on 27 December 2018 (after trading hours) with SACC to renew the catering services transaction and extend the term for an additional term of three years, commencing from 1 January 2019 to 31 December 2021.

Subject Matter

Pursuant to the Catering Services Framework Agreement, SACC agrees to provide the in-flight meal boxes, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by the Group at the airport where SACC is located at.

Service Fees

The service fees for catering services transaction mainly include four parts, i.e. in-flight meal boxes fees, service fees, in-flight supply service fees and storage management fees. The in-flight meal boxes fees are the main charging item, the determination of which is in accordance with raw material costs, labor costs, management fees, tax and fixed profit rate in the corresponding proportions of 35%, 35%, 10%, 10% and 10%, respectively. Other charges will be determined based on applicable items such as rental, labor costs, facilities depreciation costs and management fees. For the labor costs, it will be determined by reference to the average wage of the previous year issued by the Shenzhen Municipal Government. The various service fees charged by SACC should not be higher than the fees charged by any independent third parties in the similar locations providing similar services. The Company will fund the services fee wholly by its internal resources.

Historical Figures and Annual Caps

The aggregate historical services fees incurred for the transaction contemplated under the Existing Catering Services Framework Agreement were approximately RMB124 million, RMB125 million and RMB126 million (excluding tax) and estimated to be approximately RMB144 million, RMB145 million and RMB146 million (including tax, the relevant comprehensive tax rate is approximately 16%) for the two financial years ended 31 December 2016 and 2017 and the period from 1 January to 30 November 2018, respectively. The previous annual caps for the Existing Catering Services Framework Agreement were set at RMB152 million, RMB175 million and RMB201 million (including tax) for the three financial years ended 31 December 2016, 2017 and 2018.

The Directors propose that the annual caps for the Catering Services Framework Agreement shall be RMB231 million, RMB266 million and RMB306 million for each of the three financial years ended 31 December 2019, 2020 and 2021, respectively. The proposed annual caps are determined at an arm’s length basis between both parties by reference to historical figures as disclosed above, the estimated flight growth in the next three financial years and the natural market growth. In particular, according to the data released by the Civil Aviation Administration of China, the growth rate of passenger traffic in China in 2017 was 13%. The number of inbound and outbound flights operated by the Company at Shenzhen Airport is estimated to continue to increase in 2019 to 2021, accordingly, the demand for in-flight meals and supplies will also increase. Secondly, the labor costs in Shenzhen has increased annually. The average annual growth rate of the minimum wage in Shenzhen from 2014 to 2018 is approximately 6.7%. At the same time, the Company takes into consideration a buffer to cater for future growth given the historical figures and possible changes in the standard of in-flight meals.

Reasons for and Benefits of Entering into the Catering Services Framework Agreement

SACC is an air catering services provider with both HACCP System Certification and ISO22000:2005 System Certification in the PRC. The Company renewed the Catering Services Framework Agreement with SACC to ensure the consistent and high quality standard of the air flights catering services to be continuously provided to our passengers.

The number of Directors supposed to be present was 6, of which 5 attended in person. The Board approved the Catering Services Framework Agreement. Two connected Directors, Mr. Wang Chang Shun and Mr. Zhang Zi Fang, were required to abstain from voting in the Board meeting in respect of the resolution to approve the Catering Services Framework Agreement.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, CSAH is the controlling shareholder of the Company, holding approximately 50.54% of equity interest in the Company and is therefore a connected person to the Company under Rule 14A.07(1) of the Listing Rules. SACM and SACC are non-wholly owned subsidiaries of CSAH, thus each of them is a connected person of the Company under the Listing Rules.

The transactions contemplated under each of the Continuing Connected Transaction Agreements constitute continuing connected transactions for the Company under the Listing Rules. The Board (including the independent non-executive Directors) considers that the terms of the Continuing Connected Transaction Agreements and the caps in respect thereof are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and its shareholders as a whole.

Pursuant to the Listing Rules, as the applicable percentage ratios (other than the profits ratio) for each of the Continuing Connected Transaction Agreements are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under each of the Continuing Connected Transaction Agreeements are only subject to the reporting, announcement and annual review requirements and exempt from the independent shareholders’ approval requirement under the Listing Rules. The transactions contemplated under each of the Continuing Connected Transaction Agreements are separate transactions from each other and they together do not constitute a series of transactions which should be aggregated pursuant to Rule 14A.81 of the Listing Rule.

Moreover, save as disclosed above, there are no other transactions which should be aggregated with the transactions contemplated under each of the Continuing Connected Transaction Agreements under Rules 14.22 and 14A.81 of the Listing Rules.

GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

The principal business of CSAH, based on its business license, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

The principal business activity of SACM is that of designing, producing, publishing and handling all kinds of domestic and overseas advertisements; commodity exhibition (additional licence required), cultural events planning; trading business information services; sales of stationery goods, arts & crafts; project investment (other than those prohibited by laws and regulations and the industrial policies governing foreign investments, and not for projects subject to approval according to laws and regulations and restriction by the industrial policies governing foreign investments until an approval is obtained).

The principal business activity of SACC is that of provision of in-flight meal boxes, food and drinks and other related labor diet to airlines.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Board”	the board of Directors

“Catering Services Framework Agreement”	the new catering services framework agreement dated 27 December 2018 entered into between the Company and SACC for a term of three financial years from 1 January 2019 to 31 December 2021

“Company”	China Southern Airlines Company Limited (中國南方航空股份有限公司), a joint stock company incorporated in the PRC with limited liability

“Continuing Connected Transaction Agreements”	collectively, the Media Services Framework Agreement and the Catering Services Framework Agreement

“CSAH”	China Southern Air Holding Limited Company, (中國南方航空集團有限公司) a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Existing Catering Services Framework Agreement”	the catering services framework agreement dated 30 December 2015 entered into between the Company and SACC for a term of three financial years from 1 January 2016 to 31 December 2018

“Existing Media Services Framework Agreement”	the media service framework agreement dated 30 December 2015 entered into between the Company and SACM for a term of three financial years from 1 January 2016 to 31 December 2018

“Group”	the Company and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Media Services Framework Agreement”	the new media service framework agreement dated 27 December 2018 entered into between the Company and SACM for a term of three financial years from 1 January 2019 to 31 December 2021

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“SACC”	Shenzhen Air Catering Co., Ltd. (深圳航空食品有限公司), a company owned as to 50.1% by CSAH as at the date of this announcement

“SACM”	Southern Airlines Culture and Media Co., Ltd. (中國南航集團文化傳媒有限公司), a company owned as to 40% by the Company and 60% by CSAH as at the date of this announcement

“SACM Group”	SACM and its subsidiaries

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

27 December 2018

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.